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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                                                Commission File Number 000-49850



                           NOTIFICATION OF LATE FILING
        (Check One): Form 10-K [ ]   Form 11-K [ ]   Form 20-F [ ]
Form 10-Q [X]   Form N-SAR [ ]

  For Period Ended:  April 3, 2005
                     -------------

[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

      For the Transition Period Ended:
                                        ---------------------------------------

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Big 5 Sporting Goods Corporation
                         --------------------------------

Former name if applicable:  N/A
                            ---

Address of principal executive office (Street and Number):

                            2525 East El Segundo Boulevard
                            ------------------------------

City, state and zip code:   El Segundo, California 90245
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                                     PART II
                             RULE 12B-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]     (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

                Big 5 Sporting Goods Corporation (the "Company") was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ending April 3, 2005 within the prescribed time period. The Company was unable to complete its financial statements for the fiscal 2005 first quarter without unreasonable effort or expense and despite diligent efforts because, as previously reported, the audit of the Company's financial statements for the fiscal year ending January 2, 2005 has not yet been completed. The preparation of subsequent period financial statements cannot be completed until the financial statements for the prior periods, including restatements of prior period financial statements, have been completed.

                The Company has not yet been able to file its Annual Report on Form 10-K for the fiscal year ended January 2, 2005 for the reasons set forth in the Form 12b-25 filed by the Company on March 18, 2005. The Company provided an update on the status of the ongoing review of its prior reported financial statements in the May 4, 2005 press release that was furnished as an exhibit to the Company's Current Report on Form 8-K filed on May 4, 2005.

                                     PART IV
                                OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

                Charles P. Kirk             (310)                  536-0611
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                    (Name)               (Area Code)          (Telephone Number)




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        (2)     Have all other periodic reports required under Section 13 or
                15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

        Annual Report on Form 10-K for the fiscal year ended January 2, 2005
                                                              [ ] Yes     [X] No


        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes     [ ] No


        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                On May 4, 2005, the Company issued a press release announcing its preliminary unaudited results of operations for the fiscal quarter ended April 3, 2005. The Company announced that for the fiscal 2005 first quarter, net sales increased by $8.1 million, or 4.5%, to $189.9 million from net sales, as preliminarily restated to include adjustments relating to the previously announced establishment of a sales return reserve, of $181.8 million in the first quarter of 2004. Net income increased to $7.2 million, or $0.32 per diluted share, for the fiscal 2005 first quarter, compared with net income, as preliminarily restated, of $6.6 million, or $0.29 per diluted share, in the fiscal 2004 first quarter. Additional information about the Company's preliminary unaudited results of operations for the fiscal 2005 first quarter is included in the May 4, 2005 press release that was furnished as an exhibit to the Company's Current Report on Form 8-K filed on May 4, 2005.

                        Big 5 Sporting Goods Corporation
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 16, 2005                      By /s/ CHARLES P. KIRK
     ------------                         --------------------------------------
                                          Charles P. Kirk, Senior Vice President
                                          and Chief Financial Officer